中策集團有限公司
China Strategic Holdings Limited

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Rd.,
Kwun Tong, Kowloon, Hong Kong.
電話 Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RULE 12G3-2(b) T[redacted] TO THE SEC

04012881

12th February, 2004

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the Form SC1 dated 31st December, 2003.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited

Jenny

Jenny Chan
Secretary

Encl.

JC/DT/CSH04

dlw 2/18

Form 表格 SC1

Companies Registry
公 司 註 冊 處

Return of Allotments
股份分配申報表

Company Number 公司編號: 29649

1 **Company Name** 公司名稱

China Strategic Holdings Limited
中策集團有限公司

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
31	12	2003	To 至	31	12	2003

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 2,140,570

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 1,284,342

4 **Cumulative Total of Paid-up Capital** (Including this Allotment) $ 85,659,508.70
累積繳足股款總額 (包括此分配)

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid And Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	21,405,700	HK$0.10	HK$0.16	-	HK$0.06	HK$1,284,342

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon

For Offi
請勿填

Your Receipt
Companies Registry
H.K.

19/01/2004	CC526961
CR No. :	-029649-
Sh. Form :	SC1
08	$1,285.00
TOTAL(CHQ)	$1,285.00

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

29649

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
N/A					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
HKSCC Nominees Limited	7/F., Vicwood Plaza 199 Des Voeux Road Central Hong Kong	21,106,400		
Chu Tang Fei	7/F., Chung Kiu Commercial Building, 47 Shan Tung Street, Kowloon, Hong Kong	70,000		
Catherine Yu	7/F., Chung Kiu Commercial Building, 47 Shan Tung Street, Kowloon, Hong Kong	88,000		
Chu Tang Lung	7/F., Chung Kiu Commercial Building, 47 Shan Tung Street, Kowloon, Hong Kong	70,000		
Chu Tang Kei	7/F., Chung Kiu Commercial Building, 47 Shan Tung Street, Kowloon, Hong Kong	70,000		
Fung Hon Yue	12/F., Shum Tower, 268 Des Voeux Road Central, Hong Kong	1,300		
	Total Shares Allotted by Class 各類股份分配總額	21,405,700		

Signed 簽名 : Jenny

(Name 姓名) : (Chan Yan Yan, Jenny)

~~Director 董事~~／Secretary 秘書 *

Date 日期 : 31st December, 2003

Delete whichever does not apply 請刪去不適用者